UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cue Health Inc.

(Name of Issuer)

Common stock, $0.00001 par value per share

(Title of Class of Securities)

229790100

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229790100

1.	Names of Reporting Persons Sherpa Ventures Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,748,805 shares of Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,748,805 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,748,805 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Sherpa Ventures Fund, LP (“ACME Fund”), Sherpa Ventures Fund GP, LLC (“ACME GP”), SherpaVentures Fund II, LP (“ACME Fund II ”), SherpaVentures Fund II GP, LLC (“ACME II GP”), and Scott Stanford (“Stanford” and, with ACME Fund, ACME GP, ACME Fund II and ACME II GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares are held directly by ACME Fund. ACME GP is the general partner of ACME Fund. Stanford, as the Managing Member of ACME GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 146,362,598 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2021.

CUSIP No. 229790100

1.	Names of Reporting Persons Sherpa Ventures Fund GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,748,805 shares of Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,748,805 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,748,805 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 9,748,805 shares held directly by ACME Fund. ACME GP is the general partner of ACME Fund. Stanford, as the Managing Member of ACME GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 146,362,598 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 229790100

1.	Names of Reporting Persons SherpaVentures Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,491,741 shares of Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,491,741 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,491,741 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares are held directly by ACME Fund II. ACME II GP is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 146,362,598 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 229790100

1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,491,741 shares of Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,491,741 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,491,741 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 5,491,741 shares held directly by ACME Fund II. ACME II GP is the general partner of A CME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 146,362,598 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 229790100

1.	Names of Reporting Persons Scott Stanford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,240,546 shares of Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,240,546 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,240,546 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 9,748,805 shares held directly by ACME Fund and (ii) 5,491,741 shares held directly by ACME Fund II. ACME GP is the general partner of ACME Fund and ACME GP II is the general partner of ACME Fund II. Stanford, as the Managing Member of each of ACME GP and ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 146,362,598 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

Item 1.
(a)	Name of Issuer Cue Health Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 4980 Carroll Canyon Rd., Suite 100, San Diego, CA 92121

Item 2.
(a)

Name of Person Filing

Sherpa Ventures Fund, LP (“ACME Fund”)

Sherpa Ventures Fund GP, LLC (“ACME GP”)

SherpaVentures Fund II, LP (“ACME Fund II ”)

SherpaVentures Fund II GP, LLC (“ACME II GP”)

Scott Stanford (“Stanford”)

(b)	Address of Principal Business Office or, if none, Residence c/o ACME, LLC, 505 Howard Street, Suite 201, San Francisco, CA 94105

(c)	Citizenship
	Entities:	ACME Fund	-	Delaware
		ACME GP	-	Delaware
		ACME Fund II	-	Delaware
		ACME II GP	-	Delaware
	Individuals:	Stanford	-	United States of America

	(d)	Title of Class of Securities Common stock, $0.00001 par value (“Common Stock”)
	(e)	CUSIP Number 229790100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2021.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
ACME Fund (1)	9,748,805		9,748,805		9,748,805	9,748,805	6.7%
ACME GP (1)			9,748,805		9,748,805	9,748,805	6.7%
ACME Fund II (2)	5,491,741		5,491,741		5,491,741	5,491,741	3.8%
ACME II GP (2)			5,491,741		5,491,741	5,491,741	3.8%
Stanford (1) (2)			15,240,546		15,240,546	15,240,546	10.4%

(1)	Includes 9,748,805 shares held directly by ACME Fund. ACME GP is the general partner of ACME Fund. Stanford, as the Managing Member of ACME GP, shares voting and investment authority over these shares.
(2)	Includes 5,491,741 shares held directly by ACME Fund II. ACME GP II is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 146,362,598 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Sherpa Ventures Fund, LP

By:	Sherpa Ventures Fund GP, LLC
its	General Partner

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

Sherpa Ventures Fund GP, LLC

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

SherpaVentures Fund II, LP

By:	SherpaVentures Fund II GP, LLC
its	General Partner

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

/s/ Scott Stanford
Scott Stanford

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Cue Health Inc. is filed on behalf of each of us.

Dated: February 11, 2022

Sherpa Ventures Fund, LP

By:	Sherpa Ventures Fund GP, LLC
its	General Partner

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

Sherpa Ventures Fund GP, LLC

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

SherpaVentures Fund II, LP

By:	SherpaVentures Fund II GP, LLC
its	General Partner

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

/s/ Scott Stanford
Scott Stanford